20012922

SEC
Mail Processing
Section
MAY 01 2020
Washington DC
413

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/19 (MM/DD/YY) AND ENDING 01/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bates Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8437 Northern Avenue
(No. and Street)

Rockford	Illinois	61107
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George E. Bates 1-815-332-4020
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

One S. Wacker Drive, Suite 800	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Bates Securities, Inc.

Financial Report

January 31, 2020

OATH OR AFFIRMATION

I, George E. Bates, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bates Securities, Inc., as of January 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

George E Bates
Signature

President and Chief Compliance Officer
Title

Jennifer Charles
Notary Public

JENNIFER CHARLES
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
November 21, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bates Securities, Inc.

Table of Contents

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Bates Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bates Securities, Inc. (the Company) as of January 31, 2020, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of January 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedules I and II (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

RSM US LLP

We have served as the Company's auditor since 2018.

Chicago, Illinois
April 29, 2020

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Bates Securities, Inc.

Statement of Financial Condition

As of January 31, 2020

Assets		
Cash and cash equivalents	$	539,012
Commissions receivable		45,000
Marketable securities, at fair value		38,220
Total current assets		622,232
Prepaid expenses		23,756
Accrued income tax receivable		3,889
Miscellaneous assets		1,851
Total other assets		29,496
Total assets	**$**	**651,728**

Liabilities and Stockholder's Equity		
Liabilities:		
Commissions payable	$	153,904
Due to affiliates		136,402
Total liabilities		**290,306**
Stockholder's Equity:		
Common stock, no par value, $10 per share, 360 shares issued and outstanding		3,600
Additional paid-in capital		218,100
Retained earnings		139,722
Total stockholder's equity		**361,422**
Total liabilities and stockholder's equity	**$**	**651,728**

See Notes to the Financial Statements

Bates Securities, Inc.

Statement of Income

For the Year Ended January 31, 2020

Revenue:		
Commissions revenue	$	769,039
Dividend revenue		61
Change in unrealized gain on equity investment		5,085
Total revenue		**774,185**
Expenses:		
Employee compensation, benefits and taxes		482,094
Professional fees		170,063
Fees and reimbursements of expenses to affiliates		92,145
Insurance		5,568
Regulatory fees		30,085
Other expenses		13,601
Total expenses		**793,556**
Income before income taxes		**(19,371)**
Income tax expense		(5,908)
Net income	$	**(13,463)**

See Notes to the Financial Statements

Bates Securities, Inc.

Statement of Changes In Stockholder's Equity

For the Year Ended January 31, 2020

	Common Stock		Additional Paid In Capital		Retained Earnings		Total	
Balance, January 31, 2019	$	3,600	$	18,100	$	153,185	$	174,885
Net income		-		-		(13,463)		(13,463)
Capital injections		-		200,000		-		200,000
Balance, January 31, 2020	**$**	**3,600**	**$**	**218,100**	**$**	**139,722**	**$**	**361,422**

See Notes to the Financial Statements

Bates Securities, Inc.

Statement of Cash Flows

For the Year Ended January 31, 2020

Cash Flows from Operating Activities:		
Net income	$	(13,463)
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in unrealized gain on equity investment		(7,367)
Decrease (increase) in operating assets and liabilities:		
Commissions receivable		19,818
Prepaid expenses		(8,992)
Due from affiliate		112,125
Miscellaneous assets		(880)
Commissions payable		120,678
Accrued income tax		(5,908)
Due to affiliates		(30,769)
Net cash provided by operating activities		**185,242**
Cash Flows from Financing Activities:		
Proceeds from capital injections		200,000
Net cash provided by financing activities		**200,000**
Net increase in cash		385,242
Cash and cash equivalents, beginning		153,770
Cash and cash equivalents, ending	$	539,012

See Notes to the Financial Statements

Note 1: Organization

Nature of Operations— Bates Securities, Inc. ("the Firm") is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, as amended. The Firm is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

On October 1, 2018, the Firm was acquired by QCR Holdings, Inc. and is a wholly owned subsidiary of the Company. Prior to this date, the Firm was owned by George E. Bates and the Carol E. Bates Charitable Remainder Unit Trust.

The Firm has operated under the exemption provision of the SEC Rule 15c3-3(k)(2)(ii). The Firm conducted business and cleared all customer and securities transactions through Hilltop Securities, Inc., which carry accounts on a fully disclosed basis. In July 2019, the Firm changed 15c3-3 exemption from 15c3-3(k)(2)(ii) to (k)(1) to reflect the termination of the firm's clearing engagement with Hilltop Securities, Inc., the cessation of all business requiring a clearing and the limited business, related solely to the sales of investment company securities, currently being conducted at the firm.

Note 2: Summary of Significant Accounting Policies

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

Basis of Presentation— The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (US GAAP).

Cash and Cash Equivalents— Cash and cash equivalents include cash and investments in money market mutual funds. For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents at January 31, 2020.

The Firm places its cash in accounts with two local financial institutions. At times, balances in these accounts may exceed FDIC insured limits.

Commissions Receivable— Commissions Receivable consists of commissions, fees and other amounts owed to the Firm. The Firm considers all commissions receivable to be fully collectible. Uncollectible accounts receivable are charged directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America. Management believes an allowance is unnecessary. Commissions receivable are written-off when collection efforts have been exhausted.

Investment in Marketable Securities—The Firm has an investment in a marketable equity security that is listed and traded on a national exchange. The Firm's investment in marketable equity securities has been classified as available-for-sale and is stated at fair value. Unrealized holding gains and losses are reported in the Statement of Income on the line titled unrealized loss on equity investment. Dividends on marketable equity securities are recognized in income when declared.

Note 2: Summary of Significant Accounting Policies (continued)

Revenue Recognition— Commissions Revenue. The Firm buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Firm charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Firm fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Firm believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The Firm had commission receivable balances of $64,818 and $45,000 as of January 31, 2019 and 2020, respectively.

12b-1 service fee commissions are paid overtime on shares held directly with funds and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. The Firm makes an estimate of these 12b-1 fees that are not settled monthly, based on known information at that time including the number of shares owned and net asset value of their respective funds.

Use of Estimates— Preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Note 3: Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, which amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses (CECL) model and amending certain aspects of accounting for purchased financial assets with deterioration in credit quality since origination. The new standard is effective for fiscal years beginning after December 15, 2019. Expected credit losses, on receivables will be measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount. The Company has completed their analysis as of February 1, 2020 related to the above noted financial assets within the scope of ASC 326 and identified no material current expected credit loss to be recorded.

Note 4: Related Party Transactions

The Firm has entered into a management expense sharing agreement with Bates Financial Group (BFG), an affiliated company, which outlines how shared costs will be allocated to the Firm from BFG. These costs include allocation of personnel compensation, office space, systems and equipment, and other general and administrative support related to the day to day operations of the Firm. For the year ended January 31, 2020, the Firm recorded allocated expenses of $92,145 on the statement of income and as of January 31, 2020, the Firm had a balance due to affiliate of $136,402 included on the statement of financial condition.

Note 4: Related Party Transactions (continued)

Additionally, the Firm has amounts due to affiliated companies as of January 31, 2020 related to management fees and commission payments paid on behalf of the Firm by QCR Holdings, Inc., an affiliated company. For the year ended January 31, 2020, the Firm had a balance due to affiliate of $51,067 included on the statement of financial condition.

Note 5: Commitments and Contingencies

The Firm promptly transmits all customer funds and securities to clearing firms, is contingently liable for its customers' transactions, and has agreed in certain circumstances to indemnify the clearing firms for losses that it may sustain from the customer accounts introduced by the Firm. At January 31, 2020, there were no customer balances maintained by the clearing firms subject to such indemnification requiring a liability to be accrued. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

The Firm may be a defendant in various actions, suits, or proceedings before a court or arbitrator or by a governmental entity that are incidental to its business. The Firm establishes accruals for potential losses to the extent that claims are probable of loss and the amount of the loss, or range of loss, can be reasonably estimated. Such accruals, if any, would be included in accounts payable and other liabilities on the statement of financial condition. In many cases, however, it is inherently difficult to determine whether any loss is probable or to estimate the amount or range of any potential loss, and therefore the determination of the likely outcome and accrued amounts requires significant judgement on the part of management. The Firm's management believes, based upon the facts that have developed to date that the outcome of such matters, although uncertain, will not have a material adverse effect on the financial condition of the Firm.

Note 6: Income Tax Expense and Accounting For Uncertainty in Income Taxes

The Firm files federal and Illinois tax returns, as part of the owners' consolidated returns. The Firm's federal and state income tax returns for 2016 through 2019 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

FASB ASC Topic 740, *Income Taxes*, requires the Firm to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Firm's policy is to recognize penalties and interest as incurred in its Statement of Income. There were none for the year ended January 31, 2020.

The Firm has no deferred tax assets as of January 31, 2020. The current tax expense is now 30.5% for federal and state income taxes.

The Firm has a tax sharing agreement with its parent company, QCR Holdings, Inc. as of January 31, 2020.

Note 7: Fair Value Measurements

Accounting Standards Codification (ASC) 820 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements. Fair value if defined as the exchange price that would be received for an asset or paid to transfer a liability (or exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Firm. Unobservable inputs are inputs that reflect the Firm's assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances.
The fair value hierarchy input levels are as follows:

- Level 1 - Quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.

- Level 2 - Observable inputs other than quoted market prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, or quoted market prices for identical or similar assets or liabilities in markets that are not active.

- Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. At January 31, 2020, the Firm did not have any Level 2 or 3 inputs.

As of January 31, 2020, the Firm held certain financial assets that are required to be measured at fair value on a recurring basis. These marketable equity securities are valued at a Level 1 fair value of $38,220. These marketable equity securities have an original cost of $33,302 resulting in an accumulated unrealized gain of $4,918.

Note 8: Net Capital Requirements

The Firm is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $5,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. At January 31, 2020, net capital as defined by the rules, equaled $280,820, which was $261,466 in excess of its required net capital of $19,354 and its aggregate indebtedness was $251,789. The Firm's ratio of aggregated indebtedness to net capital was 103.38%.

Note 9: Possession or Control Requirement Under Rule 15c3-3

The Firm is exempt from Rule 15c-3 of the Securities and Exchange Commission pursuant to the provisions of the subparagraph (k)(1) thereof.

Note 10: Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended January 31, 2020. Accordingly, no Statement of Changes in Liabilities Subordinated to Claims of Creditors has been included in these financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

Note 11: Subsequent Events

On April 2, 2020, the Company entered into a stock purchase agreement with George E. Bates to sell all the issued and outstanding capital stock of the Bates Companies. The aggregate consideration to be paid to the Company shall be an amount equal to $500,000 plus all future amounts, if any, otherwise to become due under an earn-out agreement entered into between the parties in 2018 valued at approximately $1.6 million. This transaction is subject to regulatory approval. The transaction is expected to close late in the second quarter of 2020.

The recent global outbreak of COVID-19 has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The operational and financial performance of the Company may be significantly impacted by COVID-19. The estimate of the impact on the financial statements cannot be quantified and therefore have not been included in these financial statements.

Bates Securities, Inc.

Computation of Net Capital Requirements **Supplemental Schedule I**

January 31, 2020

Computation of net capital:		
Total ownership equity from Statement of Financial Condition	$	361,422
Less: nonallowable assets		(74,496)
Net capital before haircuts		286,926
Less: haircuts on securities		(6,106)
Net capital	**$**	**280,820**
Aggregate indebtedness	$	290,306
Net capital required based on aggregate indebtedness (6-2/3%)		19,354
Minimum dollar net capital requirement of reporting broker or dealer		5,000
Computation of basic net capital requirements:		
Net capital requirement		19,354
Excess net capital	**$**	**261,466**
Computation of aggregate indebtedness:		
(A) - 10% of total aggregate indebtedness		29,031
(B) - 120% of minimum net capital requirement		6,000
Net capital less the greater of (A) or (B)	**$**	**251,789**
Percentage of aggregate indebtedness to net capital		103.38%

Statement pursuant to Paragraph (d)(4) of Rule 17a-5:

There are no material differences between the amounts presented in the computations of net capital set forth above and the amounts as reported in the Company's unaudited Part II-A Quarterly FOCUS report as of January 31, 2020.

Bates Securities, Inc.

Computation for Determination of Reserve Requirements **Supplemental Schedule II**

Under Rule 15c3-3

January 31, 2020

None; the Firm is exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of subparagraph (k)(1) thereof.